                                                Filed pursuant to Rule 424(b)(2)
                                                          SEC File No. 333-82909

PROSPECTUS SUPPLEMENT
(To prospectus dated August 5, 1999)

                                  $250,000,000

                             Wal-Mart Stores, Inc.

                             6.875% Notes Due 2009

--------------------------------------------------------------------------------

  We are offering $250,000,000 of our 6.875% notes due 2009.

  We will pay interest on February 10 and August 10 of each year, beginning on February 10, 2000.

  The notes will be our senior unsecured debt obligations, will not be redeemable prior to maturity except in the case of a specified tax event, and will not be convertible or exchangeable.

   The terms of the notes, other than their date of issue and their initial price to the public, will be identical to the terms of the $3,250,000,000 aggregate principal amount of 6.875% notes due 2009 offered and sold by our prospectus supplement dated August 5, 1999. The notes offered by this prospectus supplement will have the same Common Code, ISIN and CUSIP numbers as those other notes, will trade interchangeably with those notes immediately upon settlement and will increase the aggregate principal amount of the series of our 6.875% notes due 2009 to $3,500,000,000.

  Application has been made to list the notes on the Luxembourg Stock Exchange.

  We expect to deliver the notes on or about November 12, 1999 through the book-entry facilities of The Depository Trust Company, Cedelbank or Euroclear.

                                             Public
                                            offering   Underwriting Net proceeds
                                             price*      discount   to Wal-Mart
                                          ------------ ------------ ------------
Per note.................................  102.681944%      0.450%   102.231944%
Total.................................... $256,704,860  $1,125,000  $255,579,860

----------------
   *Includes accrued interest (totaling $4,392,360) from August 10, 1999 through the date we expect to deliver the notes.

  Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined that this prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------


      Lead Manager                             Co-Manager
Lehman Brothers                                   Banc of America Securities LLC


November 8, 1999

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                            Page
                                                                            ----

Wal-Mart Stores, Inc.......................................................  S-3
Recent Developments........................................................  S-3
Use of Proceeds of the Notes...............................................  S-4
Capitalization.............................................................  S-4
Selected Financial Data....................................................  S-5
Directors and Executive Officers...........................................  S-6
Description of the Notes...................................................  S-7
Book-Entry Issuance........................................................  S-9
U.S. Federal Income Tax Consequences to Holders............................ S-12
Underwriting............................................................... S-15
Validity of the Notes...................................................... S-16
General Information........................................................ S-16

                                   Prospectus

Where You Can Find More Information........................................    2
Special Note Regarding Forward-Looking Statements..........................    3
Wal-Mart Stores, Inc. .....................................................    4
Ratio of Earnings to Fixed Charges.........................................    4
Use of Proceeds............................................................    5
Description of the Debt Securities.........................................    5
U.S. Federal Income Tax Consequences to Holders............................   11
Plan of Distribution.......................................................   11
Legal Matters..............................................................   12
Experts....................................................................   12

                               ----------------

   You should rely only on the information contained or incorporated by reference in this prospectus supplement and the attached prospectus. No one has been authorized to provide you with different information. If this prospectus supplement is inconsistent with the attached prospectus, you should rely on this prospectus supplement.

   The notes are not being offered in any jurisdiction in which the offering is not permitted.

   The Luxembourg Stock Exchange takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this prospectus supplement and the attached prospectus.

   Wal-Mart accepts responsibility for the information contained in this prospectus supplement and the attached prospectus. This prospectus supplement and the attached prospectus may only be used in connection with the offering of the notes.

   This prospectus supplement and the attached prospectus, and the documents incorporated by reference, including our Quarterly Report on Form 10-Q for our quarter ended July 31, 1999, will be available free of charge at the office of Kredietbank S.A. Luxembourgeoise, 43, Boulevard Royal, L-2955 Luxembourg. See "Where You Can Find More Information" in the attached prospectus.

                             WAL-MART STORES, INC.

   We are the world's largest retailer as measured by total net sales for fiscal 1999. We had total net sales of $137.6 billion in fiscal 1999, over 90% of which was generated in the United States. We operate mass merchandising stores that serve our customers primarily through the operation of three segments:

  . Wal-Mart stores, which include our discount stores and Supercenters in the United States;

  . SAM'S Clubs, which include our warehouse membership clubs in the United
    States; and

  . the international segment of our business.

   We currently operate in all 50 states of the United States, Puerto Rico, Argentina, Brazil, Canada, Germany and Mexico, and in China and Korea under joint venture agreements. In addition, through our subsidiary, McLane Company, Inc., we provide products and distribution services to retail industry and institutional food service customers. At October 31, 1999, we operated in the United States:

  . 1,803 Wal-Mart stores;

  . 682 Supercenters; and

  . 456 SAM'S Clubs.

   As of October 31, 1999, we also operated 164 Canadian Wal-Mart stores, 13 units in Argentina, 14 units in Brazil, six units in China, 95 units in Germany, five units in Korea, 444 units in Mexico, 15 units in Puerto Rico and 229 units in the United Kingdom. The units operated by our International Division represent a variety of retail formats.

   Wal-Mart Stores, Inc. was incorporated in the State of Delaware on October 31, 1969.

   Wal-Mart Stores, Inc. is the parent company of a group of over 10 subsidiary companies, including McLane Company, Inc., Cifra, S.A. de C.V., Sam's West, Inc., Sam's East, Inc., Wal-Mart Stores East, Inc., Sam's Property Co., Wal-Mart Property Co., Wal-Mart Real Estate Business Trust, Sam's Real Estate Business Trust and Asda Group Limited.

                              RECENT DEVELOPMENTS

   On June 29, 1999, Wal-Mart made a public bid to purchase the outstanding shares of Asda Group PLC, an English company that owns 229 grocery stores in the United Kingdom. Pursuant to that public bid and a subsequent compulsory squeeze out procedure, we have acquired all of the outstanding shares of Asda for a total cost of approximately $10.8 billion.

   Asda is the third largest grocery chain in the United Kingdom and regularly serves over 6.5 million customers per week. For its fiscal year ended May 1, 1999, Asda reported unaudited consolidated operating profit of (Pounds)436 million, or approximately $714 million, on sales of (Pounds)8.198 billion, or approximately $13.424 billion. At May 1, 1999, Asda had net assets of (Pounds)2.517 billion, or approximately $4.122 billion. Asda serves as our initial entry into the U.K. retail market.

   We financed our purchases of Asda shares using the proceeds of short-term borrowings and issuances of debt securities, as well as funds generated from operations. See "Use of Proceeds of the Notes."

   On August 10, 1999, we sold $1,250,000,000 of 6.150% notes due 2001,
$1,250,000,000 of 6.550% notes due 2004 and $3,250,000,000 of 6.875% notes due
2009 in a public offering. We used the net proceeds from the sale of those notes, approximately $5.71 billion, to finance a portion of our purchases of Asda shares.

   We have translated pounds sterling amounts to U.S. dollars in this section using the November 4, 1999 exchange rate of (Pounds)1.00=$1.6375.

                          USE OF PROCEEDS OF THE NOTES

   We estimate that the net proceeds from the sale of the notes will be approximately $255,500,000 after underwriting discounts and payment of transaction expenses.

   We will use all of these net proceeds to refinance a portion of the short-term borrowings we incurred to acquire the Asda shares. See "--Recent Developments."

                                 CAPITALIZATION

   The following table presents the consolidated capitalization of Wal-Mart and its subsidiaries at July 31, 1999 and as adjusted to give effect to the offering of the notes.

                                                               July 31, 1999
                                                              -----------------
                                                                          As
                                                              Actual   Adjusted
                                                              -------  --------
                                                               (in millions)
Short-term debt
  Commercial paper........................................... $ 5,121  $ 4,121
  Long-term debt due within one year.........................   1,223    1,223
  Obligations under capital leases due within one year.......     118      118
                                                              -------  -------
    Total short-term debt and capital lease obligations......   6,462    5,462
                                                              -------  -------
Long-term debt
  6.150% notes due 2001......................................   1,000    1,250
  6.550% notes due 2004......................................   2,000    1,250
  6.875% notes due 2009......................................   2,000    3,500
  Other long-term debt.......................................   8,078    8,078
  Long-term capital lease obligations........................   2,964    2,964
                                                              -------  -------
    Total long-term debt and capital lease obligations.......  16,042   17,042
                                                              -------  -------
Shareholders' equity
  Common stock ($0.10 par value; 11,000,000,000 shares
   authorized;
   4,448,731,409 shares issued and outstanding)..............     445      445
  Capital in excess of par value.............................     431      431
  Retained earnings..........................................  22,557   22,557
  Other accumulated comprehensive income.....................    (485)    (485)
                                                              -------  -------
    Total shareholders' equity...............................  22,948   22,948
                                                              -------  -------
    Total long-term debt and capital lease obligations and
     shareholders' equity.................................... $45,452  $45,452
                                                              =======  =======

   The consolidated capitalization presented in the table in (1) the actual column gives effect to the acquisition of Asda and the related issuance of $5,000,000,000 of debt securities and (2) the as adjusted column gives effect to the actual sale of $5,750,000,000 of notes on August 10, 1999.

   Except as noted above, there has been no material change in the consolidated capitalization of Wal-Mart and its subsidiaries since July 31, 1999.

   All of the outstanding common stock of Wal-Mart is fully paid and non-assessable.

                            SELECTED FINANCIAL DATA

   The following table presents selected financial data of Wal-Mart and its subsidiaries for the periods specified.

                                                                      Six Months
                               Fiscal Years Ended January 31,       Ended July 31,
                         ------------------------------------------ ---------------
                          1995    1996     1997     1998     1999    1998    1999
                         ------- ------- -------- -------- -------- ------- -------
                                                    (in millions)     (unaudited)
Income Statement Data:
Net sales............... $82,494 $93,627 $104,859 $117,958 $137,634 $63,340 $73,187
Non-interest expense....  78,444  89,526  100,456  112,796  131,088  60,598  69,825
Interest expense........     706     888      845      784      797     379     382
Total expense...........  79,150  90,414  101,301  113,580  131,885  60,977  70,207
Income before income
 taxes, minority
 interest and equity in
 unconsolidated
 subsidiaries...........   4,258   4,359    4,877    5,719    7,323   3,060   3,826
Net income..............   2,681   2,740    3,056    3,526    4,430   1,862   2,359

                                     As of January 31,              As of July 31,
                         ------------------------------------------ ---------------
                          1995    1996     1997     1998     1999    1998    1999
                         ------- ------- -------- -------- -------- ------- -------
                                                                      (unaudited)
Balance Sheet Data:
Cash and cash
 equivalents............      45      83      883    1,447    1,879     884   1,508
Inventories.............  14,064  15,989   15,897   16,497   17,076  17,617  18,793
Total current assets....  15,338  17,331   17,993   19,352   21,132  19,937  22,833
Net property, plant and
 equipment..............  14,308  17,098   18,333   21,469   23,674  22,254  30,933
Net property under
 capital leases and
 other assets and
 deferred charges* .....   3,173   3,112    3,278    4,563    5,190   4,683  12,499
Total assets............  32,819  37,541   39,604   45,384   49,996  46,874  66,265

Accounts payable........   5,907   6,442    7,628    9,126   10,257   9,844  12,326
Commercial paper........   1,795   2,458       --       --       --     175   5,121
Long-term debt due
 within
 one year...............      23     271      523    1,039      900     550   1,223
Obligations under
 capital leases due
 within one year........      64      69       95      102      106     108     118
Total current
 liabilities............   9,973  11,454   10,957   14,460   16,762  14,795  24,667
Long-term debt..........   7,871   8,508    7,709    7,191    6,908   7,414  13,078
Long-term obligations
 under capital leases...   1,838   2,092    2,307    2,483    2,699   2,520   2,964
Total liabilities.......  20,093  22,785   22,461   26,881   28,884  27,331  43,317

Total shareholders'
 equity.................  12,726  14,756   17,143   18,503   21,112  19,543  22,948

Total liabilities and
 shareholders' equity...  32,819  37,541   39,604   45,384   49,996  46,874  66,265

   *Includes goodwill and other acquired intangible assets.

   The ratio of our earnings to fixed charges was 5.48x and 6.61x for the six months ended July 31, 1998 and 1999, respectively. See "Ratio of Earnings to Fixed Charges" in the attached prospectus.

                        DIRECTORS AND EXECUTIVE OFFICERS

   The directors and executive officers of Wal-Mart are as follows:

                              Principal Occupation

Directors

John A. Cooper, Jr. .... Chairman of Cooper Communities, Inc.
Stephen Friedman........ Former Chairman of Goldman, Sachs & Co.
Stanley C. Gault........ Former Chairman and Chief Executive Officer of Goodyear Tire
                          & Rubber Company
David D. Glass.......... President and Chief Executive Officer of Wal-Mart Stores,
                          Inc.
Roland A. Hernandez..... Chairman and Chief Executive Officer of Telemundo Group,
                          Inc.
Dr. Frederick S.
 Humphries.............. President of Florida A & M University
E. Stanley Kroenke...... Chairman of The Kroenke Group
Elizabeth A. Sanders.... Management Consultant with The Sanders Group
H. Lee Scott, Jr. ...... Vice Chairman and Chief Operating Officer
Jack C. Shewmaker....... International Consultant, Rancher and Retired Wal-Mart
                          Executive
Donald G. Soderquist.... Senior Vice Chairman of the Board of Directors of Wal-Mart
                          Stores, Inc.
Dr. Paula Stern......... President of The Stern Group, Inc.
Jose H. Villarreal...... Partner of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
John T. Walton.......... Chairman of Quantum Partners, L.L.C.
S. Robson Walton........ Chairman of the Board of Directors of Wal-Mart Stores, Inc.

Executive Officers

S. Robson Walton........ Chairman of the Board
David D. Glass.......... President and Chief Executive Officer
Donald G. Soderquist.... Senior Vice Chairman
H. Lee Scott, Jr. ...... Vice Chairman and Chief Operating Officer
Paul R. Carter.......... Executive Vice President and President--Wal-Mart Realty
Bob Connolly............ Executive Vice President--Merchandising
Thomas M. Coughlin...... Executive Vice President and Chief Executive Officer--Wal-
                          Mart Stores Division
David Dible............. Executive Vice President--Speciality Division
Thomas Grimm............ Executive Vice President and President and Chief Executive
                          Officer--SAM'S Club Division
Don S. Harris........... Executive Vice President--Operations--Wal-Mart Stores
                          Division
John B. Menzer.......... Executive Vice President and President and Chief Executive
                          Officer--International Division
Nick White.............. Executive Vice President--Food Division
James A. Walker, Jr. ... Senior Vice President and Controller

                            DESCRIPTION OF THE NOTES

   The following description of the terms and conditions of the notes supplements the more general terms and conditions of Wal-Mart's debt securities contained in the attached prospectus.

   The notes will be issued under the indenture and will be issued in registered form without interest coupons in denominations of $1,000 and integral multiples of $1,000. The notes will constitute our senior unsecured debt obligations and will rank equally among themselves and with all of our existing and future senior, unsecured and unsubordinated debt. The notes will mature on August 10, 2009 at 100% of their principal amount.

   The notes form a part of the series of our 6.875% notes due 2009 and will have the same terms as the other notes of this series. The notes will have the same Common Code, ISIN and CUSIP numbers as the other notes of this series and will trade interchangeably with the other notes in this series immediately upon settlement. The issuance of the notes will increase the aggregate principal amount of the outstanding notes of this series to $3,500,000,000. We may, without the consent of the holders of the notes, create and issue additional notes in this series ranking equally with the other notes of this series and otherwise similar in all respects to the notes of this series so that these further notes will be consolidated and form a single series with the other notes of this series. No additional notes may be issued if an event of default under the indenture has occurred.

   The notes will not be subject to a sinking fund and will not be redeemable prior to maturity, except in the case of a tax event, as explained below. The notes will not be convertible or exchangeable. We will pay principal of and interest and any premium on the notes in U.S. dollars.

   The notes will bear interest from August 10, 1999 at an annual interest rate of 6.875%. Interest will be payable semi-annually in arrears on February 10 and August 10 of each year, beginning on February 10, 2000, to the person in whose name the note is registered at the close of business on the preceding February 1 or August 1, as the case may be. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

   Notices to holders of the notes will be published in a leading daily newspaper in The City of New York, in London, and, so long as the notes are listed on the Luxembourg Stock Exchange, in Luxembourg. We expect that publication will be made in The City of New York in The Wall Street Journal, in London in the Financial Times, and in Luxembourg in the Luxembourger Wort. Any notice shall be deemed to have been given on the date of publication or, if published more than once, on the date of first publication.

   The First National Bank of Chicago is the trustee under the indenture and will be the registrar and paying agent in the United States. As long as the notes are listed on the Luxembourg Stock Exchange, Kredietbank S.A. Luxembourgeoise will be the listing agent, paying agent and transfer agent for the notes in Luxembourg.

   The indenture and the notes will be governed by New York law.

Same-Day Settlement and Payment

   We will make all payments of principal of and interest on the notes to The Depository Trust Company ("DTC") in immediately available funds.

   The notes will trade in same-day funds settlement system until maturity. Purchases of notes in secondary market trading must be in immediately available funds.

Payment of Additional Amounts

   We will pay to the holder of any note who is a United States Alien, as defined below, additional amounts as may be necessary so that every net payment of principal of and interest on that note, after deduction or withholding for or on account of any present or future tax, assessment or other governmental charge imposed upon that holder by the United States or any taxing authority thereof or therein, will not be less than the amount provided in that note to be then due and payable. We will not be required, however, to make any payment of additional amounts for or on account of:

      (a) any tax, assessment or other governmental charge that would not have been imposed but for (1) the existence of any present or former connection between that holder, or between a fiduciary, settlor, beneficiary of, member or shareholder of, or possessor of a power over, that holder, if that holder is an estate, trust, partnership or corporation, and the United States including, without limitation, that holder, or that fiduciary, settlor, beneficiary, member, shareholder or possessor, being or having been a citizen or resident or treated as a resident of the U.S. or being or having been engaged in trade or business or present in the U.S. or (2) the presentation of a note for payment on a date more than 30 days after the later of the date on which that payment becomes due and payable and the date on which payment is duly provided for;

      (b) any estate, inheritance, gift, sales, transfer, excise, personal property or similar tax, assessment or other governmental charge;

      (c) any tax, assessment or other governmental charge imposed by reason of that holder's past or present status as a passive foreign investment company, a controlled foreign corporation, a personal holding company or foreign personal holding company with respect to the United States, or as a corporation which accumulates earnings to avoid United States federal income tax;

      (d) any tax, assessment or other governmental charge which is payable otherwise than by withholding from payment of principal of or interest on that note;

      (e) any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any note if that payment can be made without withholding by any other paying agent;

      (f) any tax, assessment or other governmental charge which would not have been imposed but for the failure to comply with certification, information, documentation or other reporting requirements concerning the nationality, residence, identity or connections with the United States of the holder or beneficial owner of that note, if such compliance is required by statute or by regulation of the U.S. Treasury Department as a precondition to relief or exemption from such tax, assessment or other governmental charge;

      (g) any tax, assessment or other governmental charge imposed on interest received by (i) a 10% shareholder (as defined in Section 871(h)(3)(B) of the U.S. Internal Revenue Code of 1986 and the regulations that may be promulgated thereunder) of our company or (ii) a controlled foreign corporation with respect to our company within the meaning of the Internal Revenue Code; or

      (h) any combination of items (a), (b), (c), (d), (e), (f) and (g);

nor will we pay any additional amounts to any holder who is a fiduciary or partnership or other than the sole beneficial owner of that note to the extent that a beneficiary or settlor with respect to that fiduciary, or a member of that partnership or a beneficial owner thereof would not have been entitled to the payment of those additional amounts had that beneficiary, settlor, member or beneficial owner been the holder of that note.

   "United States Alien" means any corporation, partnership, individual or fiduciary that is, as to the United States, a foreign corporation, a non-resident alien individual who has not made a valid election to be treated as a United States resident, a non-resident fiduciary of a foreign estate or trust, or a foreign partnership one or more of the members of which is, as to the United States, a foreign corporation, a non-resident alien individual or a non-resident fiduciary of a foreign estate or trust.

Redemption upon a Tax Event


   The notes may be redeemed at our option in whole, but not in part, on not more than 60 days' and not less than 30 days' notice, at a redemption price equal to 100% of their principal amount, if we determine that as a result of any change in or amendment to the laws, treaties, regulations or rulings of the United States or any political subdivision or taxing authority thereof, or any proposed change in such laws, treaties, regulations or rulings, or any change in the official application, enforcement or interpretation of those laws, treaties, regulations or rulings, including a holding by a court of competent jurisdiction in the United States, or any other action, other than an action predicated on law generally known on or before August 5, 1999 except for proposals before the Congress before that date, taken by any taxing authority or a court of competent jurisdiction in the United States, or the official proposal of any action, whether or not such action or proposal was taken or made with respect to our company, (A) we have or will become obligated to pay additional amounts as described under "--Payment of Additional Amounts" on any note in the series of our 6.875% notes due 2009 or (B) there is a substantial possibility that we will be required to pay those additional amounts. Prior to the publication of any notice of redemption, we will deliver to the Trustee (1) an officers' certificate stating that we are entitled to effect a redemption and setting forth a statement of facts showing that the conditions precedent to the right of our company so to redeem have occurred and (2) an opinion of counsel to that effect based on that statement of facts.

                              BOOK-ENTRY ISSUANCE

   The notes will be represented by one or more global securities that will be deposited with and registered in the name of DTC or its nominee. Thus, we will not issue certificated securities to you for the notes, except in the limited circumstances described below. Each global security will be issued to DTC, which will keep a computerized record of its participants whose clients have purchased the notes. Each participant will then keep a record of its clients. Unless it is exchanged in whole or in part for a certificated security, a global security may not be transferred. DTC, its nominees and their successors may, however, transfer a global security as a whole to one another, and these transfers are required to be recorded on our records or a register to be maintained by the trustee.

   Beneficial interests in a global security will be shown on, and transfers of beneficial interests in the global security will be made only through, records maintained by DTC and its participants. DTC has provided us with the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its direct participants deposit with DTC. DTC also records the settlements among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participants' accounts. This eliminates the need to exchange certificated securities. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

   DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant. The rules that apply to DTC and its participants are on file with the SEC.

   DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

   When you purchase notes through the DTC system, the purchases must be made by or through a direct participant, which will receive credit for the notes on DTC's records. When you actually purchase the notes, you will become their beneficial owner. Your ownership interest will be recorded only on the direct or indirect participants' records. DTC will have no knowledge of your individual ownership of the notes. DTC's records will show only the identity of the direct participants and the amount of the notes held by or through them. You will not receive a written confirmation of your purchase or sale or any periodic account statement directly from DTC. You should instead receive these from your direct or indirect participant. As a result, the direct or indirect participants are responsible for keeping accurate account of the holdings of their customers. The trustee will wire payments on the notes to DTC's nominee. We and the trustee will treat DTC's nominee as the owner of each global security for all purposes. Accordingly, we, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on a global security to you or any other beneficial owners in that global security. Any redemption notices will be sent by us directly to DTC, which will, in turn, inform the direct participants (or the indirect participants), which will then contact you as a beneficial holder.

   It is DTC's current practice, upon receipt of any payment of distributions or liquidation amounts, to proportionately credit direct participants' accounts on the payment date based on their holdings. In addition, it is DTC's current practice to pass through any consenting or voting rights to such participants by using an omnibus proxy. Those participants will, in turn, make payments to and solicit votes from you, the ultimate owner of notes, based on their customary practices. Payments to you will be the responsibility of the participants and not of DTC, the trustee or our company.

   Notes represented by one or more global securities will be exchangeable for certificated securities with the same terms in authorized denominations only if:

  . DTC is unwilling or unable to continue as depositary or ceases to be a clearing agency registered under applicable law, and a successor is not appointed by us within 90 days; or

  . we decide to discontinue the book-entry system.

If the global security is exchanged for certificated securities, the trustee will keep the registration books for the notes at its corporate office and follow customary practices and procedures regarding those certificated securities.

   In the event that we issue certificated securities under the limited circumstances described above, and the notes are listed on the Luxembourg Stock Exchange at that time, then holders of certificated securities may transfer their notes in whole or in part upon the surrender of the certificate to be transferred, together with a completed and executed assignment form endorsed on the definitive note, at, as the case may be, the office of the transfer agent in The City of New York, The First National Bank of Chicago, or at the main office of the transfer agent in Luxembourg, Kredietbank S.A. Luxembourgeoise. Each time that we transfer or exchange a new note in certificated form for another note in certificated form, and after the transfer agent receives a completed assignment form, we will make available for delivery the new definitive note at, as the case may be, the office of the transfer agent in The City of New York, The First National Bank of Chicago, or at the main office of the transfer agent in Luxembourg, Kredietbank S.A. Luxembourgeoise. Alternatively, at the option of the person requesting the transfer or exchange, we will mail, at that person's risk, the new definitive note to the address of that person which is specified in the assignment form. In addition, if we issue notes in certificated form and the notes are listed on the Luxembourg Stock Exchange at that time, then we will make payments of principal of and interest and any premium on the notes to holders in whose names the notes in certificated form are registered at the close of business on the record date for these payments. If the notes are issued in certificated form, we will make payments of principal against the surrender of these certificated notes at, as the case may be, the office of the paying agent in The City of New York, The First National Bank of Chicago, or at the main office of the paying agent in Luxembourg, Kredietbank S.A. Luxembourgeoise. We will make payments to holders of notes by check delivered to the addresses of the holders as their addresses appear on our register or by transfer to an account maintained by that holder with a bank located in the United States.

   DTC's management is aware that some computer applications, systems and the like for processing data that are dependent upon calendar dates, including dates before, on and after January 1, 2000, may encounter "Year 2000 problems." DTC has informed its participants and other members of the financial community that it has developed and is implementing a program so that its systems, as the same relate to the timely payment of distributions (including principal and interest payments) to security holders, book-entry deliveries, and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

   However, DTC's ability to perform its services properly is also dependent upon other parties, including but not limited to issuers and their agents, as well as third-party vendors from whom DTC licenses software and hardware, and third-party vendors on whom DTC relies for information of the provision of services, including telecommunications and electrical utility service providers, among others. DTC has informed its participants and other members of the financial community that it is contacting, (and will continue to contact), third-party vendors from whom DTC acquires services to impress upon them the importance of such service being Year 2000 compliant, and determine the extent of their efforts for Year 2000 remediation and, as appropriate, testing, of their services. In addition, DTC is in the process of developing contingency plans as it deems appropriate.

Cedelbank and Euroclear

   Links have been established among DTC, Cedelbank and Euroclear (two European book-entry depositaries similar to DTC) to facilitate the initial issuance of the notes sold outside of the United States and cross-market transfers of the notes associated with secondary market trading.

   Although DTC, Cedelbank and Euroclear have agreed to the procedures provided below in order to facilitate transfers, they are under no obligation to perform these procedures, and these procedures may be modified or discontinued at any time.

   Cedelbank and Euroclear will record the ownership interests of their participants in much the same way as DTC, and DTC will record the total ownership of each of the U.S. agents of Cedelbank and Euroclear, as participants in DTC.

   When notes are to be transferred from the account of a DTC participant to the account of a Cedelbank participant or a Euroclear participant, the purchaser must send instructions to Cedelbank or Euroclear through a participant at least one business day prior to settlement. Cedelbank or Euroclear, as the case may be, will instruct its U.S. agent to receive notes against payment. After settlement, Cedelbank or Euroclear will credit its participant's account. Credit for the notes will appear on the next day (European time).

   Because settlement is taking place during New York business hours, DTC participants will be able to employ their usual procedures for sending notes to the relevant U.S. agent acting for the benefit of Cedelbank or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. As a result, to the DTC participant, a cross-market transaction will settle no differently than a trade between two DTC participants.

   When a Cedelbank or Euroclear participant wishes to transfer notes to a DTC participant, the seller will be required to send instructions to Cedelbank or Euroclear through a participant at least one business day prior to settlement. In these cases, Cedelbank or Euroclear will instruct its U.S. agent to transfer these notes against payment for them. The payment will then be reflected in the account of the Cedelbank or Euroclear participant the following day, with the proceeds back-valued to the value date, which would be the preceding day, when settlement occurs in New York. If settlement is not completed on the intended value date, that is, the trade fails, proceeds credited to the Cedelbank or Euroclear participant's account will instead be valued as of the actual settlement date.

                U.S. FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS

   In the opinion of Hughes & Luce, L.L.P., our counsel, the following is a discussion of the material U.S. federal income tax consequences of the ownership of notes as of the date of this prospectus supplement. Except where noted, this discussion deals only with notes held as capital assets and does not deal with special situations. For example, this discussion does not address:

  . tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, financial institutions, tax-exempt entities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, corporations that accumulate earnings to avoid federal income tax or life insurance companies, or, in some cases, an expatriate of the United States or a non-resident alien individual who has made a valid election to be treated as a United States resident;

  . tax consequences to persons holding Notes as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

  . tax consequences to holders of notes whose "functional currency" is not the U.S. dollar;

  . tax consequences to holders of notes that are "controlled foreign corporations," "passive foreign investment companies" or "foreign personal holding companies;"

  . alternative minimum tax consequences, if any; or

  . any state, local or foreign tax consequences.

   The discussion below is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions as of the date of this prospectus supplement. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

   You should consult your own tax advisors concerning the U.S. federal income tax consequences to you and any consequences arising under the laws of any other taxing jurisdiction.

Consequences to United States Holders

   The following is a discussion of the material U.S. federal tax consequences that will apply to you if you are a United States holder of notes.

   Certain consequences to "non-United States holders" of notes (which are holders that are not United States holders) are described under "-- Consequences to Non-United States Holders" below.

   "United States holder" means a beneficial owner of a note that is:

  . a citizen or resident of the United States;

  . a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States;

  . an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  . a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Payments of Interest

   Interest on a note will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for tax purposes.

Pre-issuance Accrued Interest

   The issue price of the notes will not include the amount attributable to pre-issuance accrued interest. A portion of the interest payable on the first interest payment date for the notes will be treated as a return of this pre-issuance accrued interest, rather than as interest payable on the notes.

Bond Premium

   It is anticipated that the notes will be issued with bond premium equal to the excess of your tax basis in the notes over the principal amount of the notes. You may make an election to amortize this premium, using a constant yield method, over the remaining term of the notes. If you do not elect to amortize bond premium, the premium will decrease the gain or increase the loss you would otherwise recognize on disposition of the notes. An election to amortize bond premium applies to all taxable debt obligations held or acquired during or after the taxable year in which the election is made and may be revoked only with the consent of the IRS.

Sale, Exchange and Retirement of Notes

   Your tax basis in a note will, in general, be your cost for that note reduced by any amortized premium and by the pre-issuance accrued interest. Upon the sale, exchange, retirement or other disposition of a note, you will recognize gain or loss equal to the difference between the amount you realize upon the sale, exchange, retirement or other disposition (less an amount equal to any accrued qualified stated interest) and the adjusted tax basis of the note. That gain or loss will be capital gain or loss. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

   In general, information reporting requirements will apply to certain payments of principal and interest paid on notes and to the proceeds of sale of the notes made to you unless you are an exempt recipient (such as a corporation). A 31% backup withholding tax will apply to such payments if you fail to provide a taxpayer identification number or certification of foreign or other exempt status or fail to report in full dividend and interest income.

   Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

Consequences to Non-United States Holders

   The following is a discussion of the material U.S. federal income tax consequences that generally will apply to you if you are a non-United States holder of Notes. A non-United States holder is a holder other than a United States holder.

U.S. Federal Withholding Tax

   The 30% U.S. federal withholding tax will not apply to any payment of principal of or interest on the notes, provided that:

  . you do not actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Internal Revenue Code and U.S. Treasury regulations;

  . you are not a controlled foreign corporation that is related to us through stock ownership;

  . you are not a bank whose receipt of interest on the notes is described in
    Section 881(c)(3)(A) of the Internal Revenue Code; and

  . (1) you provide your name and address on an IRS Form W-8, and certify, under penalty of perjury, that you are not a U.S. person or (2) a financial institution holding the notes on your behalf certifies, under penalty of perjury, that it has received an IRS Form W-8 from the beneficial owner and provides us with a copy.

   If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form 1001 or IRS Form W-8BEN (or successor form) claiming an exemption from withholding under the benefit of a tax treaty or (2) IRS Form 4224 or IRS Form W-8ECI (or successor form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

   The 30% U.S. federal withholding tax generally will not apply to any gain that you realize on the sale, exchange, retirement or other disposition of the note.

U.S. Federal Estate Tax

   Your estate will not be subject to U.S. federal estate tax on the notes beneficially owned by you at the time of your death, provided that (1) you do not own, within the meaning of the Internal Revenue Code and the U.S. Treasury regulations, 10% or more of the total combined voting power of those classes of our voting stock and (2) interest on the notes would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.

U.S. Federal Income Tax

   If you are engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business (although exempt from the 30% withholding tax), you will be subject to U.S. federal income tax on that interest on a net income basis in the same manner as if you were a U.S. person as defined under the Internal Revenue Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with the conduct by you of a trade or business in the United States. For this purpose, interest on notes will be included in your earnings and profits.

   Any gain or income realized on the disposition of a note generally will not be subject to U.S. federal income tax unless (1) that gain or income is effectively connected with the conduct of a trade or business in the United States by you, or (2) you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met.

Information Reporting and Backup Withholding

   In general, you will not be subject to information reporting and backup withholding with respect to payments that we make to you provided that we do not have actual knowledge that you are a U.S. person and we have received from you the statement described above under "--U.S. Federal Withholding Tax."

   In addition, you will not be subject to backup withholding and information reporting with respect to the proceeds of the sale of a note within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge that you are a U.S. person, as defined under the Internal Revenue Code, or you otherwise establish an exemption.

   U.S. Treasury regulations were recently issued that generally modify the information reporting and backup withholding rules applicable to certain payments made after December 31, 2000. In general, the new U.S. Treasury regulations would not significantly alter the present rules discussed above, except in certain special situations.

   Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

                                  UNDERWRITING

   Subject to the terms and conditions set forth in the underwriting agreement, dated November 4, 1999, we have agreed to sell to the underwriters named below, severally and not jointly, the principal amount of notes set forth opposite their respective names:

                                                                    Principal
                                                                    Amount of
  Underwriter                                                         Notes
  -----------                                                      ------------
  Lehman Brothers Inc. ........................................... $200,000,000
  Banc of America Securities LLC..................................   50,000,000
                                                                   ------------
    Total......................................................... $250,000,000
                                                                   ============

   The underwriters have advised us that they propose to offer the notes to the public initially at the public offering prices set forth on the cover page of this prospectus supplement. The underwriters may also offer notes to dealers at that price less a concession not in excess of 0.275% of the principal amount of the notes. The underwriters may allow, and these dealers may reallow, a concession to other dealers not in excess of 0.250% of the principal amount of the notes. After the initial public offering of the notes is completed, the public offering prices and these concessions may be changed.

   In connection with the offering, SEC rules permit the underwriters to engage in certain transactions that stabilize the price of the notes. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the notes. If the underwriters create a short position in the notes in connection with the offering by selling a larger principal amount of notes than as set forth on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. Neither we nor either of the underwriters can make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor either of the underwriters makes any representation that the underwriters will engage in such transactions, or that such transactions, once begun, will not be discontinued without notice. Lehman Brothers Inc. will act as stabilization manager for the offering of the notes.

   One or both of the underwriters and their affiliates may from time to time in the ordinary course of business provide, and have provided in the past, investment or commercial banking services to Wal-Mart and its affiliates.

   The notes offered by this prospectus supplement will trade interchangeably with $3,250,000,000 of our 6.875% notes due 2009 that we issued on August 10, 1999.

   We will pay transaction expenses, estimated to be approximately $50,000, relating to the offering of the notes in addition to the underwriting discounts appearing on the cover page of this prospectus supplement.

   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

   Each underwriter has represented and agreed that (1) it has not offered or sold and prior to the date six months after the date of issue of the notes will not offer or sell notes in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments as principal or agent for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the public offers of Securities Regulations 1995; (2) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom; and (3) it has only issued or passed on, and will only issue or pass on, in the United Kingdom any document received by it in connection with the issue of the notes to a person who is of a kind described in

Article 11(3) of the Financial Services Act 1986 (Investment Advertisement) (Exemptions) Order 1996 (as amended) or is a person to whom the document may otherwise lawfully be issued or passed on.

                             VALIDITY OF THE NOTES

   The validity of the notes will be passed on for us by Hughes & Luce, L.L.P., Dallas, Texas and for the underwriters by Simpson Thacher & Bartlett, New York, New York.

                              GENERAL INFORMATION

   Application has been made to list the notes on the Luxembourg Stock Exchange. In connection with the listing application, Wal-Mart has deposited its certificate of incorporation and by-laws and a legal notice relating to the issuance of the notes with Registrar of the District Court of Luxembourg (Greffier en Chef du Tribunal d'Arrondissement de et a Luxembourg), where copies may be obtained upon request. So long as any of the notes is outstanding, copies of these documents, together with this prospectus supplement, the attached prospectus, the indenture, a copy of the global notes representing the notes and our current annual and quarterly reports, and all future annual reports and quarterly reports, will be made available for inspection at the main office of Kredietbank S.A. Luxembourgeoise in Luxembourg, our listing agent, paying agent and transfer agent for the notes in Luxembourg. Kredietbank S.A. Luxembourgeoise will act as intermediary between the Luxembourg Stock Exchange and Wal-Mart and the holders of the notes. In addition, copies of our annual reports and quarterly reports may be obtained free of charge at that office.

   Except as disclosed in the prospectus supplement or the attached prospectus, including the documents incorporated by reference, there has been no material adverse change in the financial position of Wal-Mart since July 31, 1999.

   The independent auditors of Wal-Mart are Ernst & Young LLP, Tulsa, Oklahoma.

   Neither Wal-Mart nor any of its subsidiaries is involved in litigation, arbitration, or administrative proceedings relating to claims or amounts that are material in the context of the offering of the notes. We are not aware of any material litigation, arbitration or administrative proceedings pending or threatened.

   Resolutions authorizing the issue and sale of the notes were adopted by the executive committee of Wal-Mart's board of directors on November 5, 1999.

   The notes have been accepted for clearance through Euroclear and Cedelbank and have been assigned the following identification numbers:

                   Common Code ISIN Number  CUSIP Number
                   ----------- ------------ ------------
                    10081432   US931142BE24  931142BE2

              PRINCIPAL EXECUTIVE OFFICES OF WAL-MART STORES, INC.

                             Wal-Mart Stores, Inc.
                              702 S.W. 8th Street
                          Bentonville, Arkansas  72716
                                     U.S.A.

                     TRUSTEE, REGISTRAR, U.S. PAYING AGENT
                            AND U.S. TRANSFER AGENT

                       The First National Bank of Chicago
                            One First National Plaza
                                   Suite 126
                            Chicago, Illinois 60670
                                     U.S.A.

           LUXEMBOURG LISTING AGENT, PAYING AGENT AND TRANSFER AGENT

                        Kredietbank S.A. Luxembourgeoise
                              43, Boulevard Royal
                               L-2955 Luxembourg

                                 LEGAL ADVISERS

             To the Company                         To the Underwriters
         Hughes & Luce, L.L.P.                   Simpson Thacher & Bartlett
            1717 Main Street                        425 Lexington Avenue
          Dallas, Texas 75201                     New York, New York 10017
                 U.S.A.                                    U.S.A.


                              INDEPENDENT AUDITORS

                               Ernst & Young LLP
                            3900 One Williams Center
                             Tulsa, Oklahoma 74172
                                     U.S.A.

                                  $250,000,000


                             Wal-Mart Stores, Inc.


                             6.875% Notes Due 2009



                                ---------------

                             Prospectus Supplement

                                November 8, 1999

                                ---------------




  Lead Manager                              Co-Manager
Lehman Brothers                                   Banc of America Securities LLC